

July 8, 2013

Via E-mail
Mr. Dale G. Reid
Executive Vice President, Finance and Chief Financial Officer
Allegheny Technologies Incorporated
1000 Six PPG Place
Pittsburgh, PA 15222-5479

> **Re: Allegheny Technologies Incorporated**
> **Form 10-K**
> **Filed February 28, 2013**
> **File No. 1-12001**

Dear Mr. Reid:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Backlog, Seasonality and Cyclicality, page 6

1. Please explain to us and revise future filings as appropriate to disclose why there is no backlog attributable to the Engineered Products segment.

Management's Discussion and Analysis, page 16

2. We note the $8.8 million after-tax charge for asset write-down associated with consolidating your iron casting facilities in your Engineered Products business segment. Given this amount was material to fourth quarter 2012 operating results, please tell us your consideration for providing a discussion of the performance of these operations, including trends, potential impacts on future operations, your method for grouping the

related long-lived assets, and your assessment of potential impairment of related assets. Tell us whether you provided forewarning disclosure regarding these operations in periodic reports prior to incurring the charge.

Note 15. Financial Information for Subsidiary and Guarantor Parent, page 72

3. Please tell us how you have complied with Rules 3-10(i)(1) and 10-01(a)(4) of Regulation S-X in presenting your condensed statements of cash flows for the years ended December 31, 2010 through 2012. Revise future filings accordingly, beginning with your June 30, 2013 Form 10-Q.

Form 10-Q for the period ended March 31, 2013

Management's Discussion and Analysis, page 22

4. Please revise future filings to quantify the extent to which increases/decreases in volume, prices, the introduction of new products, and inflation impacts of raw materials contributed to the changes in net sales and gross profit margin and/or segment operating profit. In addition, please quantify the impact of other factors you identify that contributed to fluctuations in line items included in income from continuing operations. Please refer to Items 303(A)(3)(i) and 303(A)(3)(iii) of Regulation S-X and Sections 501.12.b.3. and 501.12.b.4. of the Financial Reporting Codification for guidance.

5. We note that your gross margin has decreased over the five quarters ended March 31, 2013. Please revise future filings to expand your discussion of gross margin and/or segment operating profit to provide a detailed and appropriately quantified analysis of the factors contributing to gross margin and/or segment operating profit declines that provides investors an understanding through the eyes of management of the impact of changes in these factors and plans to manage them.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief